UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number: 001-42618

Phoenix Asia Holdings Limited

(Registrant’s Name)

Workshop B14, 8/F, Block B
Tonic Industrial Center, 19 Lam Hing Street
Kowloon Bay, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

When used in this Form 6-K, unless otherwise indicated, the terms “the Company,” “Phoenix Asia,” “we,” “us” and “our” refer to Phoenix Asia Holdings Limited and its subsidiaries.

Phoenix Asia’s wholly-owned Hong Kong subsidiary, Winfield Engineering (Hong Kong) Limited, was recently awarded a milestone project with initial contract sum of HKD5,700,000 (approximately USD730,000). The project is a private sector project and is expected to commence in mid-July 2025. The Company considers that the award of the project indicating its customer’s recognition in its expertise and its capability in addressing challenges.

Financial Statements and Exhibits.

Exhibit No.	Description
99.1	Press Release dated July 11, 2025 – Phoenix Asia Holdings Limited Announces Subsidiary Winfield Engineering (Hong Kong) Limited Being Awarded A Milestone Project of USD730,000

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Phoenix Asia Holdings Limited

Date: July 11, 2025	By:	/s/ Chi Kin Kelvin Yeung
	Name:	Chi Kin Kelvin Yeung
	Title:	Chairman of the Board and Chief Executive Officer

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